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DeFi Technologies, Through its Subsidiary Valour, Announces Listings of Exchange Traded Products on the Frankfurt Stock Exchange

Valour Exchange Traded Products ("ETP's), to be listed on Frankfurt Stock Exchange. The Frankfurt Stock Exchange is the world's 12th largest stock exchange by market capitalization and is the largest of the seven regional securities exchanges in Germany
Trading in Bitcoin Zero and Ethereum Zero to begin Friday, October 1, 2021 on the Borse Frankfurt Zertifikate AG with Cardano ETP, Polkadot ETP, and Solana ETP to follow
TORONTO, Sept. 20, 2021 /CNW/ - Valour Inc. ("Valour"), a subsidiary of DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF) and issuer of investment products focused on digital assets, has announced the imminent listings of its Exchange Traded Products ("ETPs") on the Borse Frankfurt Zertifikate AG.
Trading in Bitcoin Zero and Ethereum Zero on the Frankfurt Stock Exchange is to begin on Friday, October 1, 2021. Valour Cardano ETP, Polkadot ETP, and Solana ETP will follow shortly thereafter.

Russell Starr, Executive Chairman of DeFi Technologies commented, "Listing in Germany is a major event for DeFi and all of its shareholders. We anticipate substantial growth in our assets under management (AUM) as our products gain recognition globally. The Valour team has done an exceptional job creating these cutting-edge products."

Located in Frankfurt, Germany, the Frankfurt Stock Exchange is owned and operated by Deutsche Börse AG and Börse Frankfurt Zertifikate AG. With 90 percent of its turnover generated in Germany, the Frankfurt Stock Exchange is the world's 12th largest stock exchange by market capitalization and the largest of the seven regional securities exchanges in Germany.

Bitcoin Zero and Ethereum Zero precisely track the price of BTC and ETH without charging management fees, making investment in the world's best-known digital assets easier, more secure, and more cost-effective than all other options.
As of September 7, 2021, Valour has surpassed US$208 million in assets under management ("AUM") trading on the Nordic Growth Market Stock Exchange ("NGM"). This achievement marks an exceptional first eight months of 2021, which has seen AUM grow more than 1,400% since the start of 2021. The Company expects growth in AUM to scale significantly higher with the listings on the much larger, by market capitalization, Frankfurt Stock Exchange.

By gaining exposure to digital assets via Valour, DeFi Technologies' investors benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each ETP of Valour that is bought and sold on the NGM, Frankfurt Stock Exchange or other exchanges, Valour purchases or sells the equivalent amount of the underlying digital assets, meaning the ETPs are fully backed at all times.
About the Frankfurt Stock Exchange
The Frankfurt Stock Exchange (German: Börse Frankfurt, former German name Frankfurter Wertpapierbörse - FWB) is the world's 12th largest stock exchange by market capitalization. Located in Frankfurt, Germany, the Frankfurt Stock Exchange is owned and operated by Deutsche Börse AG and Börse Frankfurt Zertifikate AG. It is located in the district of Innenstadt and within the central business district known as Bankenviertel.

With 90 percent of its turnover generated in Germany, namely at the two trading venues Xetra and Börse Frankfurt, the Frankfurt Stock Exchange is the largest of the seven regional securities exchanges in Germany.
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.
About DeFi Technologies
DeFi Technologies Inc. is a digital asset investment firm bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies and the future of finance. We believe that decentralised technologies lie at the heart of financial innovation. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide diversified exposure across decentralized finance. As a trusted partner for our clients and investors, we provide industry-leading products and top-quality research and education in this fast-growing space. For more information visit https://defi.tech/.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the offering and trading of ETPs on the NGM on the Frankfurt Stock Exchange; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of the ETPs and the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs and future adoption of Valour's ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE
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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public

Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co CO: DeFi Technologies, Inc.
CNW 07:30e 20-SEP-21